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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
68456

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Larson Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
    [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
100 North Broadway, Floor 17
(No. and Street)

Saint Louis, MO 63102

(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Miller	314-787-7141	scott.miller@larson.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY, LLP
(Name – if individual, state last, first, and middle name)

201 Old Country Road, Suite 202, Melville, NY 11747

(Address)	(City)	(State)	(Zip Code)

July 1, 2004	PCAOB#1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Scott Miller_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Larson Financial Securities, LLC_____ , as of December 31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA ELIZABETH CASEY
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 22564155
My Commission Expires May 4, 2026

Signature: _____

Title: Chief Compliance Office/FINOP

Notary Public _Christina C._

This filing•• contains **(check** all appll   );

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND ACCOMPANYING INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Larson Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Larson Financial Securities LLC's auditor since 2022.

Melville, New York
February 26, 2025

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	2,087,432
Accounts receivable from brokers		38,448
Commissions receivable		119,638
Commissions receivable from related parties		1,651,487
Due from affiliates		23,125
Deferred commissions		18,090
FINRA deposits		14,458
Prepaid expenses		18,500
TOTAL ASSETS	**$**	**3,971,178**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Deferred revenue	$	23,569
Accrued commissions		640,869
Due to affiliates		186,108
Total Liabilities		**850,546**
Member's Equity		**3,120,632**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**3,971,178**

The accompanying notes are an integral part of these financial statements.

Larson Financial Securities, LLC
Notes to Financial Statements
December 31, 2024

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies, which is presented to assist in the understanding of the financial statements of Larson Financial Securities, LLC, conforms to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

Organization and Nature of Business

Larson Financial Securities, LLC (the "Company" or "LFS") is a wholly-owned subsidiary of Larson Financial Holdings, LLC ("LFH") and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company was formed in November 2009 and is a single member Missouri limited liability company ("LLC"). The Company operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Further, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. However, the Company filed an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements. LFS is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The aggregate amount in excess of the federally insured limits as of December 31, 2024, was approximately $1,772,000. No losses have been incurred to date on any deposit balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and the disclosure of contingent assets and contingent liabilities. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. The Company considers all highly liquid investments with original maturities of 90 days or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of December 31, 2024.

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements, real estate securities and group 401k sales. Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Commissions receivable as of December 31, 2024 and 2023 totaled $119,638 and $272,688, respectively.

Allowance for Credit Losses

The Company applies the guidance of ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which, for certain financial assets measured at amortized cost, requires a current expected credit loss ("CECL") methodology, whereby companies are required to estimate expected credit losses over the entire life of a financial asset and record any such expected credit loss at inception.

Based on the guidance in the CECL framework and the Company's assessment regarding the collectability of its receivables, the Company concluded that an allowance for credit losses was not required for any of its receivables as of December 31, 2024. Factors considered included the Company's historical experience, the credit quality of its receivables, the age of receivable balances as well as current and future economic conditions. Further, the Company believes that the credit risk, associated with the collection of fees, is not significant based on the nature of the contractual arrangements and the positive collection history within the industry.

Income Taxes

The federal and state net taxable income or loss of the Company is included in the member's individual federal and state tax returns. Accordingly, no provision was made for federal or state income taxes in the accompanying financial statements. However, where applicable, the Company applies the guidance of FASB ASC 740-10, *Income Taxes – Overall ("ASC 740")*, which, among other factors, requires that an uncertain income tax position be "more likely than not" (i.e., greater than a 50% likelihood) of being realized before the related benefit or expense is recognized in the financial statements.

Larson Financial Securities, LLC
Notes to Financial Statements
December 31, 2023

Note 1 – Summary of Significant Accounting Policies (Continued)

Further, ASC 740 requires that the benefit or expense that is recorded in the financial statements be the amount that is most likely to be realized if the Company assumes a review by tax authorities that have all relevant information and who apply current conventions. As of December 31, 2024, there were no material uncertain tax positions that required recognition or disclosure in the accompanying financial statements. The Company's policy is to include any accrued interest and penalties, related to uncertain tax positions, in income tax expense.

Subsequent Events
Management has evaluated subsequent events through February 26, 2025, the date the financial statements were issued.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital (as defined) and stipulates that the ratio of aggregate indebtedness (as defined) to net capital, should not exceed 15 to 1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. As of December 31, 2024, the Company had net capital of $2,063,863, and net capital requirements of $56,703, resulting in excess net capital of $2,007,160. The excess of early warning (as defined) was $1,978,808. The ratio of aggregated indebtedness to net capital was 0.41 to 1.

Note 3 – Related Party Transactions

The Company has agreements with affiliated companies, Larson Financial Group, LLC ("LFG") and Larson Wealth Partners ("LWP"), whereby LFG and LWP furnish office space and provide management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2024, was $86,000 and $62,000 to LFG and LWP, respectively. Total expenses incurred with LFG and LWP were $1,032,000 and $744,000, respectively, for the year ended December 31, 2024, which is reflected in management fees in the Company's statement of income.

At December 31, 2024, LFS owed LWP $171,335 (net of amounts due from LWP), and LFG owed LFS a net amount of $2,407. Such balances are reflected in due to or from affiliates on the accompanying statement of financial position. These amounts were repaid in January 2025.

Larson Financial Securities, LLC
Notes to Financial Statements
December 31, 2023

Note 3 – Related Party Transactions (continued)

Broker commission expense to Paul Larson, a greater than 5% owner of LFH, was $2,939,684 during the year ended December 31, 2024. The related amount payable at December 31, 2024 was $424,809, which is included in accrued commissions on the accompanying statement of financial position.

As of December 31, 2024, the Company was due reimbursement from registered representatives of affiliated entities for FINRA-related registrations of $38,448, which is included in accounts receivable from brokers on the accompanying statement of financial condition. Reimbursement due from other affiliates, for FINRA-related registrations and other employee expenses, was $23,125 as of December 31, 2024, which is included in due from affiliates on the accompanying statement of financial condition.

During the year ended December 31, 2024, the Company earned $10,276,219 from selling private placements managed by Larson Capital Management, LLC ("LCM"), which is included in private offering and private placement fees in the Company's statement of income. At December 31, 2024 and 2023, the Company had $1,651,487 and $1,151,057, respectively, due in commissions receivable from LCM-managed funds, which is included in commissions receivable from related parties on the accompanying statement of financial condition.

As of December 31, 2024, the Company owed wages and commissions to LFG and LWP (both affiliates), in the aggregate amount of $186,108, which is included in due to affiliates on the accompanying statement of financial condition.

Note 4 – Concentrations

For the year ended December 31, 2024, 76% of the Company's revenue was generated from private placement fees. Further, 76% of total revenues were earned from private placement fees from affiliated funds. As of December 31, 2024, four funds accounted for 25%, 21%, 12%, and 10%, respectively, of commissions receivable.

Note 5 – Contingencies

From time to time, in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2024, the Company had no pending claims, charges or litigation that were expected to have a material adverse impact on its financial position, results of operations or cash flows.